SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

________________________

QUINTILES IMS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share	74876Y101
(Title of class of securities)	(CUSIP number)

Eric Wetlaufer

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

Tel: (416) 868-1171

(Name, address and telephone number of person authorized
to receive notices and communications)

August 28, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 74876Y101	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,569,600
	8	SHARED VOTING POWER 13,729,411
	9	SOLE DISPOSITIVE POWER 1,569,600
	10	SHARED DISPOSITIVE POWER 13,729,411

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,299,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on a total of 216,526,774 shares of Common Stock of the issuer outstanding as of July 31, 2017, as reported in the Form 10-Q filed by the issuer with the Securities and Exchange Commission on August 4, 2017.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS CPP Investment Board Private Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,722,811
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,722,811

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,722,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2) Based on a total of 216,526,774 shares of Common Stock of the issuer outstanding as of July 31, 2017, as reported in the Form 10-Q filed by the issuer with the Securities and Exchange Commission on August 4, 2017.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 4 of 8 Pages

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D is being filed to reflect the sale of certain shares (the “Common Shares”) of common stock, par value $0.01 per share, of Quintiles IMS Holdings, Inc., a Delaware corporation (the “Issuer”) by CPP Investment Board Private Holdings, Inc. (“CPPIB-PHI”) pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”).

Unless otherwise indicated, all references to “$” in this Schedule 13D are to U.S. dollars.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 2.

Item 2.	Identity and Background

The last paragraph of Item 2 of the original Schedule 13D is hereby amended and replaced with the following, and Schedule I of the original Schedule 13D is hereby amended and replaced with Schedule I attached hereto:

In accordance with the provisions of General Instruction C to Schedule 13D, with respect to each Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling such Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby supplemented as follows:

On August 28, 2017, CPPIB-PHI sold an aggregate of 1,739,415 Common Shares owned by CPPIB-PHI pursuant to Rule 144, at a price of $97.33 per Common Share for an aggregate purchase price of $169,297,261.95.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(b) of Schedule 13D are hereby amended and replaced in its entirety as follows:

(a)-(b)	See items 7 to 11 and 13 on pages 2 and 3 of this Schedule 13D.

CPPIB beneficially owns 15,299,011 Common Shares, representing approximately 7.1% of the outstanding Common Shares. CPPIB-PHI beneficially owns 13,722,811 Common Shares, representing approximately 6.3% of the outstanding Common Shares. Such percentages are calculated based on a total of 216,526,774 Common Shares outstanding as of July 31, 2017, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on August 4, 2017.

CPPIB-PHI directly owns 13,722,811 Common Shares and CPPIB is an indirect beneficial owner of such Common Shares owned by CPPIB-PHI. CPPIB-PHI and CPPIB have shared voting power and shared dispositive power with respect to such 13,722,811 Common Shares.

In addition, CPPIB directly owns 1,569,600 Common Shares, with respect to which it has sole voting power and sole dispositive power, and indirectly owns 6,600 Common Shares through CPPIB MAP Cayman SPC, a wholly-owned subsidiary of CPPIB, with respect to which it has shared voting power and shared dispositive power. The 6,600 Common Shares directly owned by CPPIB MAP Cayman SPC are subject to investment management agreements with an unaffiliated investment manager who may be deemed to have direct voting and investment power and dispositive power with respect to such shares.

As a result of the Shareholders Agreement, the Reporting Persons may be deemed to be members of a group (the “Group”) holding over 10% of the outstanding Common Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any of the Issuer’s securities owned by any member of the Group, other than the securities covered by this Schedule 13D, as listed in items 7-11 on pages 2 and 3 of this Schedule 13D.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 5 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2017

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Eric M. Wetlaufer
	Name:	Eric M. Wetlaufer
	Title:	Senior Managing Director & Global Head of Public Market Investments

CPP INVESTMENT BOARD PRIVATE HOLDINGS, INC.

By:	/s/ Pierre Abinakle
	Name:	Pierre Abinakle
	Title:	Director & Secretary

CUSIP No. 74876Y101	SCHEDULE 13D	Page 6 of 8 Pages

SCHEDULE I

Directors of CPPIB

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ian A. Bourne

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Robert L. Brooks

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Ireland

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Pakistan

Douglas W. Mahaffy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Great Britain, Australia

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

Jackson Tai

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: United States

CUSIP No. 74876Y101	SCHEDULE 13D	Page 7 of 8 Pages

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, South Africa

Executive Officers of CPPIB

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer

Citizenship: Great Britain

Neil Beaumont

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial and Risk Officer

Citizenship: Canada

Alain Carrier

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of International, Head of Europe

Citizenship: Canada and Great Britain

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Real Assets

Citizenship: Canada

Graeme Eadie

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director

Citizenship: Canada

Shane Feeney

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Investments

Citizenship: Canada

Pierre Lavallée

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Investment Partnerships

Citizenship: Canada

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: United States

CUSIP No. 74876Y101	SCHEDULE 13D	Page 8 of 8 Pages

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Eric M. Wetlaufer

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Market Investments

Citizenship: United States

Nicholas Zelenczuk

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Operations Officer

Citizenship: Canada

Directors of CPPIB-PHI

Karen Rowe

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Investment Finance, CPPIB

Citizenship: Canada

Pierre Abinakle

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director, Legal, CPPIB

Citizenship: Canada

Officers of CPPIB-PHI

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer, CPPIB

Citizenship: Great Britain

Karen Rowe

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Investment Finance, CPPIB

Citizenship: Canada

Pierre Abinakle

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director, Legal, CPPIB

Citizenship: Canada